SI 19007680

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/21/2017 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redbridge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2591 Dallas Parkway - Suite 300
(No. and Street)

Frisco	TX	75034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron (516) 287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Barry Freeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redbridge Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

RICHARD B FREEMAN NOTARY PUBLIC DEKALB COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) EXEMPTION REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Redbridge Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Redbridge Securities LLC (the "Company"), as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the period from December 21, 2017 (commencement of operations) to December 31, 2018, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Emphasis of a Matter

As more fully described in Notes 1 and 5 to the financial statements, the Company has material transactions with, and its future operations are dependent upon continued support from, its parent company BBAE Holdings LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2018.

February 28, 2019

Redbridge Securities LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	295,313
Receivable from clearing broker		415,429
Prepaid expenses		13,965
Total assets	$	724,707
Liabilities and Member's Equity		
Liabilities		
Payables to related parties	$	113,059
Accrued professional fees		44,637
Other accrued expenses		3,445
Total		161,141
Member's equity		563,566
Total liabilities and member's equity	$	724,707

See notes to financial statements.

Redbridge Securities LLC
Statement of Operations
December 21, 2017 (commencement of operations) to December 31, 2018

Revenues	
Interest allocation from clearing broker	$ 217,095
Order flow rebate	16,917
Other	1,907
Total	235,919
Expenses	
Compensation, including benefits	259,302
Clearance and execution	183,029
Professional fees	113,798
Technology and communications	20,422
Regulatory	13,722
Occupancy	13,145
Marketing and sales promotion	10,278
Other	13,739
Total	627,435
Net loss	$ (391,516)

See notes to financial statements.

Redbridge Securities LLC
Statement of Changes in Member's Equity
For the Period December 21, 2017 (commencement of operations) to December 31, 2018

Member's equity, December 20, 2017	$	591,915
Net loss		(391,516)
Contributions		363,167
Member's equity, December 31, 2018	**$**	**563,566**

See notes to financial statements.

Redbridge Securities LLC
Statement of Cash Flows
For the Period December 21, 2017 (commencement of operations) to December 31, 2018

Cash flows from operating activities	
Net loss	$ (391,516)
Increase (decrease) in cash attributable to changes in operating assets and liabilities	
Payables to related parties	108,314
Accrued professional fees	17,150
Other accrued expenses	163
Prepaid expenses	(12,040)
Receivable from clearing broker	(415,429)
Net cash used in operating activities	**(693,358)**
Cash flows from financing activities	
Member contributions	363,167
Net cash provided by financing activities	**363,167**
Net decrease in cash and cash equivalents	**(330,191)**
Cash and cash equivalents - beginning of period	**625,504**
Cash and cash equivalents- end of period	**$ 295,313**
Supplemental disclosure - interest paid	$ 12

See notes to financial statements.

1. Organization

Redbridge Securities LLC (the "Company"), formed on November 17, 2015, is a Delaware limited liability company which is wholly-owned by BBAE Holdings LLC (the "Parent"), also a Delaware limited liability company, which is wholly-owned by BBAE Holdings Ltd. Limited, a British Virgin Islands entity. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and was permitted to commence operations on December 21, 2017. The liability of a limited liability company's member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

The Company engages in securities transactions for customers but carries no customer accounts on its books. All customer transactions are cleared through a clearing broker, who carries the customers' accounts, on a fully-disclosed basis. Prior to the Company's commencement of operations, the Company was dependent on capital contributions from the Parent. Future operations may be dependent on continued support from the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation which has resulted in instances in which balances have been in excess of such insurance coverage.

Revenues
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The new revenue recognition guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company's revenues are principally derived from monthly allocations from its clearing broker, Apex Clearing Corporation ("Apex"), of a portion of interest and related

amounts charged to or earned from customers' credit and debit balances, securities lending and similar arrangements. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

The Company also derives revenues from transactions in which the Company facilitates the self-directed buying and selling of securities for its customers through its clearing broker. Each time a customer enters into a buy or sell transaction, the Company receives order flow rebates from the brokers executing the transactions which are collected on the Company's behalf by Apex. The Company believes that its performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes
The Company and the Parent are disregarded entities for income tax purposes, the Company's results of operations are included in the income tax returns of BBAE Holdings Ltd. Limited.

Evaluation of Subsequent Events
The Company has evaluated subsequent events through February 28, 2019, the date the financial statements were available for issuance.

3. Clearing Broker

The Company introduces its customers on a fully-disclosed basis to Apex. The clearing agreement with Apex specifies that the Company maintain a clearing deposit of $500,000 which had been unenforced by Apex through December 31, 2018. In January 2019, the Company transferred cash at the clearing broker of approximately $371,000 into a clearing deposit account with Apex.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $528,601, which exceeded the required minimum net capital of $10,743 by $517,858. Aggregate indebtedness at December 31, 2018 totaled $161,141. The percentage of aggregate indebtedness to net capital was 30.48%.

5. Related Party Transactions – Allocated Expenses

The Company and the Parent entered into an Administrative Services Agreement (the "Agreement") in a manner consistent with Securities and Exchange Commission (SEC) rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company agrees to reimburse the Parent for such expenses. Expenses covered by the Agreement for the period December 21, 2017 to December 31, 2018 aggregated approximately $158,100, which are included in the accompanying statement of operations as reflected in the table below, offset by approximately $18,900 paid by the Company for the Parent's benefit for various operating expenses including payroll.

Expenses covered by the Administrative Services Agreement	
Compensation, including benefits	$ 137,100
Technology and communications	12,000
Occupancy	8,200
Professional fees	800
Total	**$ 158,100**

Payables to related parties in the accompanying statement of financial condition of $113,059 consists of $89,209 due to the Parent from the activities discussed above and $23,850 due to another entity owned by the Parent of which $18,550 arose because Apex charged and credited incorrect entities in connection with the Company's initial month of activity at Apex.

6. Revenue Concentration

As the Company has recently commenced operations, its revenues tend to be concentrated. During the period ended December 31, 2018, its two largest clients accounted for 15% and 14% of total revenue. No other clients exceeded 5% of total revenue.

Redbridge Securities LLC **Schedule I**

Computation Of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Net capital:			
Total member's equity		$	563,566
Deduct non-allowable assets			
Receivable from clearing broker	21,000		
Prepaid expenses	13,965		34,965
Net capital before haircuts on securities (tentative net capital)			528,601
Haircuts on securities			-
Net capital		$	528,601
Aggregate indebtedness:			
Payables to related parties		$	113,059
Accrued professional fees			44,637
Other accrued expenses			3,445
Total aggregate indebtedness		$	161,141
Computation of basic net capital requirement:			
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $5,000, whichever is greater)		$	10,743
Excess net capital at 1500 percent		$	517,858
Excess net capital at 1000 percent		$	512,487
Percentage of aggregate indebtedness to net capital			30.48%

Note: The minimum net capital requirement, above, has been computed as the greater of $5,000 or 6 2/3% of aggregate indebtedness which percent of aggregate indebtedness is the standard for broker-dealers after their first year of operations. The unaudited FOCUS Report Part IIA reflected the percentage of aggrgate indebtedness as 12 1/2% which is the standard for a broker-dealer's first year of operations and that percent was hard-coded into the FOCUS Part IIA and could not be overridden. The difference in the aforementioned percentages resulted in excess net capital on the unaudited FOCUS Report Part IIA being $9,400 less than the above computation.

Redbridge Securities LLC

Schedule II

Computation of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Redbridge Securities LLC

Reconciliations under Rule 17a-5(d)(2) of the Securities and Exchange Commission
December 31, 2018

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	528,601
	Net Capital, per schedule I	**$**	**528,601**
2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	161,141
	Aggregate indebtedness, per schedule I	**$**	**161,141**

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Member of
Redbridge Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Redbridge Securities LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the period ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 28, 2019

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Rule 15c3-3 Exemption Report
December 31, 2018

Redbridge Securities LLC ("the Company")

The Company, to its best knowledge and belief, during the period ended December 31, 2018, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Name: Barry Freeman
Title: CEO
Date: February 27, 2019